Exhibit 99.4

Randgold Resources Limited

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

FINAL DIVIDEND FOR 2012, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

London, 29 April 2013 – Randgold Resources confirmed today that at the Company’s Annual General Meeting held at 8.30 a.m. today, 29 April 2013 shareholders approved a final dividend for the year ended 31 December 2012 of US$0.50 per share. The dividend payment will be made on Thursday 30 May 2013 to shareholders on the register on Friday 10 May 2013. The ex-dividend date will be Wednesday 8 May 2013.

The United States Dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into Pound Sterling may do so by completing a Pound Sterling election form which is available on the Company’s website www.randgoldresources.com and posting it to the Company’s registrars, Computershare Investor Services (Jersey) Limited to be received by Monday 13 May 2013, or by contacting the Company’s registrars (Tel: +44 (0) 870 707 4040). Shareholders who have previously elected to receive their dividends in Pound Sterling will continue to do so until such time as they change their election.

In addition, shareholders who have elected to receive Pound Sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the Company’s website www.randgoldresources.com and posting it to the Company’s registrars to be received by Monday 13 May 2013.

The exchange rate for payment to those who have elected to receive their dividends in Pounds Sterling will be set on Wednesday 15 May 2013.

The Company also announces that at the Company’s Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a “vote withheld” is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

Resolution	In Favour		Against		Withheld
	No of votes	% of votes	No of votes	% of votes	No of votes
Report and Accounts	77 665 878	99.99	4 290	0.01	120 341
Declaration of Dividend	77 471 077	99.74	203 443	0.26	115 989
Directors’ Remuneration Report	75 001 977	96.88	2 413 424	3.12	375 108
Re-election of Philippe Liétard	77 002 843	99.20	622 930	0.80	124 736
Re-election of Mark Bristow	77 651 520	99.98	13 419	0.02	125 570
Re-election of Norborne Cole Jr	77 467 008	99.74	198 863	0.26	124 638
Re-election of Christopher Coleman	77 594 780	99.91	70 802	0.09	124 927
Re-election of Kadri Dagdelen	77 649 855	99.98	15 834	0.02	124 820

Resolution	In Favour		Against		Withheld
	No of votes	% of votes	No of votes	% of votes	No of votes
Re-election of Jeanine Mabunda Lioko	77 649 212	99.98	16 744	0.02	124 553
Re-election of Graham Shuttleworth	77 652 565	99.98	13 026	0.02	124 918
Re-election of Andrew Quinn	77 652 821	99.98	12 651	0.02	125 037
Re-election of Karl Voltaire	77 627 526	99.95	38 353	0.05	124 630
Re-appointment of Auditors	77 558 692	99.86	112 257	0.14	119 560
Auditors’ Remuneration	77 606 181	99.92	65 768	0.08	118 650
Authority to Allot Shares	77 463 457	99.78	168 579	0.22	158 473
Awards of Shares to Non-Executive Directors	77 481 065	99.80	152 299	0.20	157 145
CEO Award of Shares	46 731 434	60.96	29 932 240	39.04	1 126 835
Variation of Directors’ Powers under the Articles of Association	76 942 589	99.61	300 796	0.39	547 124
Authority to Disapply Pre-Emption Rights	76 529 694	98.60	1 090 264	1.40	170 551
Authority for the Company to Purchase its Own Shares	77 623 612	99.98	13 542	0.02	113 335

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Finance Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com